UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 18, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF FISCAL COUNCIL MEETING

HELD ON SEPTEMBER 18th, 2023

DATE, TIME AND PLACE: September 18th, 2023, at 10.50 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: Messrs. Walmir Urbano Kesseli, Anna Maria Cerentini Gouvêa Guimarães and Elias de Matos Brito, regular members of the Company’s Fiscal Council (“CF”) attended the meeting, either in person or by means of audio or videoconference. Mrs. Fabiane Reschke, Secretary, also attended the meeting.

AGENDA: (1) Evaluation on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”); (2) Presentation of the independent audit work plan and methodology for monitoring Sox Controls; (3) Presentation on Cyber Security; and (4) Evaluation of the proposal for amendment of the Fiscal Council Internal Rules.

CLARIFICATIONS AND RESOLUTIONS: Initially, it is noted that the meeting was held jointly with the Statutory Audit Committee (“CAE”) of the Company, during discussions on the item (1) of the Agenda. Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subject included on the Agenda, the CF members registered their considerations and discussions as follows:

(1) Evaluation on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”).

Messrs. Gustavo Baptista Alves, representative of the Tax Services area, Victor De Almeida Pinto F. de Mendonça, representative of the Tax Strategy area and Hanna Chavinski Taddei Ferraz, representative of the Tax Consulting area, made a brief introduction about the calculation methodology used for the payment of Interest on Equity ("IE") by the Company, including the dynamics of using reserves, and presented the management proposal for the distribution as IE, as follows: (i) amount of R$425,000,000.00 (four hundred and twenty-five million reais) at R$0.175576373 (zero, point, one, seven, five, five, seven, six, three, seven, three cents) of gross value per share; (ii) payment will be

CONT. OF MINUTES OF FISCAL COUNCIL MEETING OF TIM S.A.

September 18th, 2023

made until October 23rd, 2023, without the application of any monetary restatement index; (iii) shall be considered the date of September 21st, 2023, to identify the shareholders entitled to receive such amounts. Therefore, the shares acquired after said date will be traded ex direito of IE distribution; and (iv) The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation. The gross amount per share may be modified due to the variation in the number of treasury shares, in order to comply with the Company's Long-Term Incentive Plan.

At the request of Mr. Elias Brito, the Company's representatives clarified that the study on the adherence of the procedures for interim payments of JSCP or dividends in periods of less than six months vis a vis the content of the legislation in force, is supported by statements from the Brazilian Securities and Exchange Commission (CVM) on the matter.

After the clarifications provided, the members of the Fiscal Council thanked and expressed in favor of the management proposal.

(2) Presentation of the independent audit work plan and methodology for monitoring SOx Controls.

Initially, it is registered that Messrs. Piero Formica, Director of the Company’s Risk & Compliance area, Andrea Viegas, Diretora Financeira (Chief Financial Officer), and Manoela Suassuna, representative of the Accounting, Consolidation & Reporting area, were present for the presentation and discussion of this item.

Mr. Fernando Magalhães, representative of Ernst & Young Auditores Independentes S/S ("EY"), detailed the work plan, including all the reports and reviews that will be carried out until April 2024 and the methodology used to monitor the SOx Controls.

It was emphasized that the Plan was previously aligned with the Company's Risk & Compliance area to avoid controls that can’t be remedied.

Following the clarifications provided, the members of the Fiscal Council thanked the information presented.

CLOSING: It should be noted that items (3) and (4) of the Agenda will be duly evaluated by the Fiscal Council in due course at its next meetings. With no further issues to discuss, the meeting was

CONT. OF MINUTES OF FISCAL COUNCIL MEETING OF TIM S.A.

September 18th, 2023

adjourned, and these minutes drafted as summary, read, approved and signed by all attendees CF Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), September 18th, 2023.

FABIANE RESCHKE

Secretary

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, based on the information provided and the clarifications received by the Company's management, expressed their favorable opinion on the presentation, to the Board of Directors of the Company, of the proposal for the distribution as Interest on Shareholders’ Equity in the amount of R$425,000,000.00 (four hundred and twenty-five million reais) at R$0.175576373 (zero, point, one, seven, five, five, seven, six, three, seven, three cents) of gross value per share, for payment to be made until October 23rd, 2023, without the application of any monetary restatement index, considering the date of September 21st, 2023, to identify the shareholders entitled to receive such amounts.

Rio de Janeiro, September 18th, 2023.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	Elias de Matos Brito Member of the Fiscal Council
ANNA MARIA CERENTINI GOUVÊA GUIMARÃES Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: September 18, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer